UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013
(Amendment to report filed March 11, 2013)

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Amendment to our report on Form 6-K, which was originally filed on March 11, 2013 (the “Original Form 6-K”), is being filed solely for the purpose of amending and refiling Exhibit 99.1 thereto to correct a typographical error. This Amendment does not otherwise amend or update the Original Form 6-K. For convenience, the Original Form 6-K is being amended and restated in its entirety.

Compugen Ltd.

On April 15, 2013, Compugen Ltd. will hold its annual general meeting of shareholders. A copy of the notice and proxy statement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-171655 and 333-185910.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Notice and proxy statement relating to the annual general meeting of shareholders of Compugen Ltd. to be held on April 15, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: March 11, 2013	By:	/s/ Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad
Chief Financial Officer